Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities with Contingent Protection linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return due October 21, 2013	$2,848,990	$203.13
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated January 21, 2009)

UBS AG $2,848,990 Return Optimization Securities with Contingent Protection
Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI)
Excess Return due October 21, 2013

Investment Description

UBS AG Return Optimization Securities with Contingent Protection (the “ROS” or “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return (the “Index”), which is comprised of exchange-traded futures contracts representing twenty-six physical commodities. ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which commodities generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 1.5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -30% (inclusive), at maturity you will receive your principal. If the Index Return is below -30% (the “Trigger Level”), at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 0%. Accordingly, if the Index has declined more than 30% as of the Final Valuation Date, you may lose up to 100% of your principal. The contingent protection feature applies only if you hold your ROS to maturity. Any payment on the ROS, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: At maturity, the ROS enhance any positive returns of the Index up to the Maximum Gain while providing a contingent initial cushion from negative Index Returns. In moderate-return environments, this strategy provides an opportunity to outperform investments that track the performance of the Index.
☐	Contingent Protection Feature: At maturity, you may be entitled to receive a cash payment equal to your principal under certain limited circumstances even though the Index Return is negative. Contingent protection only applies if the ROS are held to maturity and is subject to the creditworthiness of UBS.

Key Dates

Trade Date	October 15, 2010
Settlement Date	October 20, 2010
Final Valuation Date*	October 15, 2013
Maturity Date*	October 21, 2013
*	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Final Valuation Date” under “General Terms of the ROS” in the ROS CP product supplement.
Security Offering

We are offering the Return Optimization Securities with Contingent Protection linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return. The return on the ROS are subject to, and will not exceed, the Maximum Gain or the corresponding Maximum Payment at Maturity per $10.00 Security. The ROS are offered at a minimum investment of $1,000, or 100 securities at $10.00 per Security, and integral multiples of $10.00 in excess thereof.

Securities	Index Symbol*	Maximum Gain	Maximum Payment at Maturity per $10.00 Security	Index Starting Level	Trigger Level**	CUSIP	ISIN
ROS linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return	CMCIER	27%	$12.70	1157.004	809.903	902669209	US9026692098
*	Bloomberg, L.P.
**	The Trigger Level is equal to 70% of the Index Starting Level.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS CP product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” beginning on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS CP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee a return of principal. An Index Return of less than -30% will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the ROS CP product supplement, the Index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total	$2,848,990	$71,224.75	$2,777,765.25

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated October 15, 2010

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS CP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	ROS with Contingent Protection product supplement dated January 21, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000099/v137167_690304-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “ROS” and “Securities” refer to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS CP product supplement” mean the UBS product supplement for Return Optimization Securities with Contingent Protection, dated January 21, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain
♦	You are willing and able to lose up to 100% of your principal amount if the Index Return is less than -30%
♦	You seek an investment that offers contingent protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities, in particular
♦	You are willing to hold the ROS to maturity, a term of 3 years, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain of 27%
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain of 27%
♦	You seek an investment that is fully principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You are not willing to accept the risk of fluctuations in commodities prices, in general, and the risks inherent in a concentrated investment in exchange-traded futures contracts on physical commodities, in particular
♦	You will create an overconcentrated position in any particular commodities sector of your portfolio by owning the ROS
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity, a term of 3 years
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

The investor suitability considerations identified above are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review “Key Risks” on page 4 of this pricing supplement and the more detailed “Risk Factors” beginning on PS-12 of the ROS CP product supplement for risks related to an investment in the ROS.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$10.00 per ROS
Term	3 years
Maximum Gain	27%.
Multiplier	1.5
Payment at Maturity(1) (per $10.00)	If the Index Return (as defined below) is positive and, when multiplied by the Multiplier, is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and, when multiplied by the Multiplier, is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 1.5 × Index Return)
If the Index Return is between 0% and -30% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -30%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below 0%.
Accordingly, if the Index has declined by more than 30% at the time of maturity of your ROS, you may lose up to 100% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	1157.004, which is the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trigger Level	809.903, which is equal to 70% of the Index Starting Level

Determining Payment at Maturity

If the Index Return is less than -30% you will lose 1% (or a fraction thereof) of the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below 0%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + ($10.00 × Index Return)

As such, you could lose up to 100% of your principal depending on how much the Index declines over the term of the ROS.

(1)	Contingent protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Contingent protection of your initial investment applies only if you hold the ROS to maturity — You may be entitled to receive at least the principal amount of your ROS under certain limited circumstances only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive any contingent protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	Your contingent protection may terminate on the final valuation date — If the Index Ending Level is greater than or equal to the Trigger Level, your initial investment in the ROS will be protected, subject to the credit of UBS. We refer to this feature as contingent protection. However, if the Index Ending Level is less than the Trigger Level, at maturity you will be fully exposed to any depreciation in the level of the Index. Under these circumstances, your initial investment will be reduced by 1% for every 1% that the Index Ending Level is less than the Index Starting Level.
♦	At maturity, you risk losing some or all of your principal — If the Index Return is less than -30% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than 0%. Accordingly, if the level of the Index has declined by more than 30% as of the Final Valuation Date, you risk losing 100% of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return, multiplied by the Multiplier, in excess of the Maximum Gain.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result, you may suffer substantial loss.
♦	Credit of UBS — The ROS are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the ROS.
♦	Market risk — The return on the ROS, if any, at maturity is directly linked to the performance of the Index, and indirectly linked to the value of the futures contracts on physical commodities comprising the Index (the “Index Commodities”), and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index Ending Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to the negative performance of the Index.
♦	No interest payments — You will not receive any periodic interest payments on the ROS.
♦	Owning the ROS is not the same as owning the Index Commodities — Owning the ROS is not the same as owning the Index Commodities. As a holder of the ROS, you will not have any rights with respect to any of the Index Commodities. Any amounts payable on your ROS will be made in cash and you will have no right to receive any of the Index Commodities.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the levels of the Index; the volatility of the Index; the time remaining to the maturity of the ROS; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	UBS’ involvement in the CMCI Committees may conflict with your interest as a holder of the ROS — UBS nominates members of the CMCI Committees. Consequently, UBS will be involved in the composition and management of the Index, including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the level of the Index and, therefore, the market value of the ROS. Due to its influence on determinations of the CMCI Committees, which may affect the market value of the ROS, UBS, as issuer of the ROS, may have a conflict of interest if it participates in or influences such determinations.
♦	The Index is a proprietary index of UBS and conflicts of interest may arise due to this — The Index is the exclusive property of UBS and is calculated by UBS. Any actions or judgments by UBS could adversely affect the trading value of the ROS and the amount we will pay to you at maturity. We do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the ROS, into consideration, when taking any actions or making any judgments with respect to the Index and we accept no liability for any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the Index. You, as an investor in the ROS, should make your own investigation into the Index and UBS. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the Index.
♦	The Index reflects excess return, not total return — The return on the ROS is based on the performance of the Index,

which reflects the returns that are potentially available through an unleveraged investment in the Index Commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Index Commodities. The return on the ROS will not include such a total return feature or interest component.
♦	Commodity price risks — Trading in futures contracts associated with the Index is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors. These factors may affect the level of the Index and the market value of the ROS in varying ways, and different factors may cause the value of the Index Commodities, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Suspensions or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the ROS — Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of the ROS.
♦	Higher future prices of the Index Commodities relative to their current prices will affect the market value of the ROS — The Index is comprised of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” Conversely, contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The Index also offers continuous roll mechanics for each constant maturity with respect to each commodity futures contract, which in contrast to rolling of front-month contracts offered in traditional commodity indices, offers the potential to mitigate negative roll yield. However, we cannot guarantee that the continuous roll mechanism will function as intended, and, therefore, cannot guarantee that the continuous roll mechanism will mitigate any negative roll yield. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, adversely affect the market value of the ROS.
♦	Potential over-concentration in particular commodity sectors — The Index Commodities are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the ROS will increase your portfolio’s exposure to fluctuations in the commodity sectors comprising the Index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of the ROS — Approximately 34.60% of the Index Commodities are energy oriented, including approximately 19% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of the ROS. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of the ROS could decline as a result.
♦	An investment in the ROS is subject to risks associated with foreign commodities markets — The Index consists of twenty-six exchange traded futures contracts on physical commodities, five of which are traded on the London Metal Exchange. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks. The Index will include Index Commodities that trade on foreign trading facilities. The regulations of the U.S. Commodity Futures Trading Commission do not apply to trading on foreign trading facilities and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums and political or diplomatic events.
♦	Changes that affect the composition and calculation of the Index will affect the market value of the ROS — The CMCI and the Index are overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together, the “CMCI Committees”). The CMCI Committees exercise discretion, subject to ratification by UBS and Bloomberg (the “Index Sponsors”), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. The CMCI Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the ROS, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual determination of the calculation of the composition of the Index will be conducted in reliance upon historical prices, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively, but will be reflected in prospective weighting calculations of the Index for the following year. However, not every discrepancy may be discovered.

The market value of the ROS could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index, or the Index Sponsors in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur, or if the Index Ending Level is not available because of a market disruption event or for any other reason, the Calculation Agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate of the Index Ending Level that would have prevailed in the absence of the market disruption event. Notwithstanding the occurrence of one or more events, which may, in the Calculation Agent’s discretion, constitute a market disruption event, the Calculation Agent in its discretion may waive its right to postpone the determination of the Index Ending Level if it determines such events have not and are not likely to materially impair its ability to determine the Index Ending Level on such date. If the Calculation Agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the Calculation Agent will, instead, make a good faith estimate of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial price to public since the initial price to public included and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index, may adversely affect the level of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates actively engage in trading activity related to the Index and the Index Commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of Index Commodities or are linked to the performance of the Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and UBS Securities LLC and Bloomberg L.P. and their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. The Calculation Agent, UBS Securities LLC, will determine the payment at maturity based on the observed level of the Index. The Calculation Agent can postpone the determination of the Index Ending Level if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the Index or Index Commodities, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” beginning on page 16.
♦	The ROS are not regulated by the CFTC — Unlike an investment in the ROS, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator.” Because the ROS are not interests in a commodity pool, the ROS will not be regulated by the CFTC as a commodity pool, UBS will not be registered with the CFTC as a “commodity pool operator” and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.
♦	The Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to the U.S. markets — The Index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums and political or diplomatic events. It will also likely be more costly and difficult for the CMCI Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

♦	There are uncertainties regarding the Index because of its limited performance history — The Index was launched in January 2007. While the Index is intended to represent a benchmark for physical commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the physical commodities market. Moreover, while the Index is subject to bi-annual review and monthly rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the CMCI Committees will be in achieving their goal of maintaining an appropriate benchmark.
♦	The CMCI Committees may be required to replace an Index Commodity — If, for any reason, one of the Index Commodities compromising the Index ceases to exist, liquidity collapses to abnormal levels or any other similar event with similar consequences as determined in the discretion of the CMCI Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation and advise the CMCI Governance Committee as to a replacement for the affected Index Commodity or for a change in weighting. The CMCI Governance Committee will then make a decision regarding replacement or reweighting subject to ratification by the Index Sponsors. The replacement of a component or a change in weighting may have an adverse impact on the level of the Index and, therefore, the value of the ROS.
♦	The return on the ROS will not be adjusted to compensate for changes in exchange rates that might affect the futures contracts comprising the Index that are quoted in foreign currencies — Although some of the futures contracts that comprise the Index are traded in currencies other than U.S. dollars and the ROS are denominated in U.S. dollars, the payment at maturity will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and each of the other currencies in which the futures contracts comprising the Index are quoted. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the ROS, you will not receive any additional payment or incur any reduction in the payment at maturity. However, changes in exchange rates may reflect changes in various non-U.S. economies that in turn may affect the return on the ROS. The payment at maturity we pay in respect of the ROS will be based solely upon the Index Return calculated on the Final Valuation Date.
♦	Potential return only at maturity — You can only earn the potential return if you hold your ROS to maturity.

UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return

The following is a description of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return, including, without limitation, composition, weighting, method of calculation and procedures for changes in components and weights. The information in this description has been taken from (i) publicly available sources (for which information we accept responsibility as to correct reproduction but no further or other responsibility (express or implied) regarding such third party information) and (ii) the handbook “UBS Bloomberg CMCI (Constant Maturity Commodity Index): Technical Document” (a document available publicly on the website of UBS Bloomberg CMCI at http://www.ubs.com/cmci), which is summarized but not incorporated by reference herein. Such information reflects the policies of and is subject to change at any time by UBS and Bloomberg. We accept responsibility as to the correct reproduction of such information. UBS has not independently verified information from publicly available sources, described above in clause (i). You, as an investor in the ROS, should make your own investigation into the Index. Neither the Index Committees acting corporately nor any member of the Index Committees individually is involved in the offer of the ROS and none of the Index Committees or their members has any obligation to consider your interests as a holder of the ROS. However, certain employees of UBS, the issuer of the ROS, are members of the Index Committees and affiliates of UBS are involved in the public offering and sale of the ROS.

Bloomberg and Reuters have no obligation to continue to publish the Index and may discontinue publication of the Index at any time in their sole discretion.

Overview of the Index

The return of the ROS is linked to the performance of the Index, which was introduced in January 2007 to provide an innovative alternative to traditional commodity indices. The Index is weighted across both commodities and maturities. The Index, which is rebalanced monthly, represents a basket of 26 commodity futures contracts with a series of up to five different investment maturities for each individual commodity using the calculation methodology of constant maturity forwards. Traditional commodity indices tend to focus on front-month contracts with short tenors (time to maturity) whereas the Index is based on commodity futures contracts with tenors ranging from three months to three years. The Index also offers continuous roll mechanisms for each constant maturity with respect to each commodity futures contract, which, in contrast to rolling of front-month contracts offered in traditional commodity indices, offer the potential to mitigate negative roll yield. Roll yield arises from the differential between the price levels of the contracts that an index rolls out of and those it rolls into. The commodities represented in the Index currently include agricultural products, livestock, energy products, metals and minerals.

The Index is calculated and disseminated by UBS approximately every fifteen seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and a daily index level is published between 4:00 p.m. and 6:00 p.m., New York City time, on each Index Business Day. The Index information is available from Bloomberg on pages CUBS <GO>, CMCN<GO> or CMCX<GO> and from Reuters on page UBSCMCI.

“Index Business Day” means a business day on which trading is generally conducted on New York Mercantile Exchange, Inc. (including the COMEX division), Chicago Board of Trade, ICE Futures, European Energy Exchange, London Metal Exchange, Kansas City Board of Trade, New York Board of Trade, Winnipeg Commodities Exchange, Euronext.Liffe, the Chicago Mercantile Exchange and any other future exchanges that provide data on commodity futures contracts which, in part, are used to compile and calculate the Index.

For further information on the Index, investors can go to http://www.ubs.com/cmci. The Index values can also be found at http://www.ubs.com/keyinvest.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with the respective symbols, exchanges and individual tenor target and total individual commodity target weights, as of August 1, 2010:

Component/ Quoted SCM	Code	Exchange/Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weight*
WTI Crude Oil	CL	CME	4.1608%	1.5110%	1.4694%	1.1551%	0.7352%	9.0315%
WTI Crude Oil	EN	ICE	1.9901%	0.6547%	0.5882%	0.4309%	0.3186%	3.9825%
Brent Crude Oil	CO	ICE	3.0570%	1.0733%	0.8617%	0.6009%	0.4165%	6.0094%
Heating Oil	HO	CME	1.7161%	0.6852%	0.5168%	—	—	2.9181%
Gasoil	QS	ICE	1.8616%	0.7845%	0.6308%	—	—	3.2768%
RBOB Gasoline	XB	CME	2.5942%	0.9692%	—	—	—	3.5634%
Natural Gas	NG	CME	2.7156%	1.1322%	0.9409%	0.5952%	0.4460%	5.8299%
LME Copper	LP	LME	2.8529%	2.1912%	2.5513%	2.4738%	1.8527%	11.9219%
LME Zinc	LX	LME	1.1981%	0.8216%	0.7921%	—	—	2.8117%
LME Aluminium	LA	LME	2.2537%	1.6670%	1.8871%	1.6230%	1.0350%	8.4658%
LME Nickel	LN	LME	1.1310%	0.6075%	0.7299%	—	—	2.4684%
LME Lead	LL	LME	0.6099%	0.3031%	0.2858%	—	—	1.1988%
Gold	GC	CME	2.6764%	0.6130%	0.4533%	0.3617%	0.2959%	4.4004%
Silver	SI	CME	0.3586%	0.0942%	0.0659%	0.0482%	0.0354%	0.6023%
SRW Wheat	W	CME	2.0245%	0.9086%	0.5914%	—	—	3.5246%
Corn	C	CME	2.7963%	1.6744%	0.9733%	—	—	5.4439%
Soybeans	S	CME	3.6042%	1.4908%	0.9973%	—	—	6.0923%
Soybeans Meal	SM	CME	1.0147%	0.5218%	—	—	—	1.5365%
Soybean Oil	BO	CME	1.5382%	0.7349%	—	—	—	2.2731%
Sugar #11	SB	ICE US	2.7214%	1.6374%	1.4129%	—	—	5.7717%
Sugar #5	QW	EN	0.9825%	0.4743%	—	—	—	1.4568%
Cocoa	QC	ICE US	0.5365%	0.3484%	—	—	—	0.8849%
Coffee “C” Arabica	KC	ICE US	0.7836%	0.3092%	0.1616%	—	—	1.2543%
Cotton	CT	ICE US	0.8879%	0.4541%	—	—	—	1.3420%
Live Cattle	LC	CME	1.5322%	0.7712%	—	—	—	2.3034%
Lean Hogs	LH	CME	1.0838%	0.5517%	—	—	—	1.6355%
Total			48.68%	22.98%	15.91%	7.29%	5.14%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “— Continuous Rolling of Contracts” on page 11.

The weights of the Index tenors (maturities) are as follows*:

*	The bars represent cumulative tenor weights of all 26 futures contracts for each constant maturity.

The commodity sectors included in the Index as of August 1, 2010, and their initial relative target weights are as follows:

The Index Committees

All decisions related to the Index are made by the CMCI Governance Committee, which is comprised of eight people: four appointed by each Index Sponsor. Each Index Sponsor, in turn, appoints a chairman from the members of the CMCI Governance Committee who serves for a period of six months. Each representative on the CMCI Governance Committee has one vote, with the chairman having an additional vote in the event of a tie. The CMCI Governance Committee holds ordinary meetings bi-annually around the second Friday of May and November.

The CMCI Governance Committee is advised by the CMCI Advisory Committee, which is comprised of experts including trading, research, and structuring representatives, a secretary and a legal advisor. The CMCI Advisory Committee provides relevant market data and recommends appropriate changes to the Index. The CMCI Advisory Committee may also request special meetings of the CMCI Governance Committee in the case of market emergencies or where the CMCI Advisory Committee feels a special meeting is necessary. Ultimately, the decisions of the CMCI Governance Committee must be reviewed and, if approved, implemented by the Index Sponsors themselves. In this regard, each Index Sponsor will be represented by an appointee who is a board member (or Managing Director).

Index Composition

The Selection Process

The Index Sponsors monitor the commodity contracts traded on the major exchanges and other markets in the countries on the eligibility list on a continuous basis. Any newly set up commodity exchanges or newly listed commodity contracts will be brought up for CMCI Governance Committee discussion during the bi-annual meetings in April and October with the purpose of determining their significance. If the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, determines that specific commodity contracts are significant and reliable, the CMCI Advisory Committee will determine their eligibility for the following CMCI Governance Committee meeting.

In order to be eligible for inclusion in the Index, a commodity future contract must satisfy certain requirements as described below. Changes in the Index’s composition, as described herein, are entirely a function of those changes made to the Index by the CMCI Governance Committee. No decision can be made to add or withdraw an Index component or affect the weight of such component independently from those made with respect to the Index.

In some special situations likely to affect the Index adversely and reflect negatively on investors and/or members of the CMCI Governance Committee, the CMCI Governance Committee can also declare “force majeure” and can change any parameter of the Index with immediate effect. The Index Sponsors also reserve the right to alter the procedures and methodology related to selecting the underlying futures contracts.

Component Selection and Target Weights

For a commodity contract to be included in the Index, the following primary and secondary requirements have to be satisfied:

♦	The “primary requirements” involve satisfying certain criteria related to the nature of the instrument as well as some technical characteristics including country of origin, trading characteristics, foreign exchange controls, availability and accuracy of contract, price and volume data.
♦	The “secondary requirements” involve satisfying a series of purely financial thresholds based on liquidity, including, among other things, open interest and market volume. Open interest, which reflects positions in contracts that remain open on an overnight or multi-day basis, is used to assess past and future liquidity. Market volume, which reflects the number of contracts traded in a given period of time, indicates immediate interest, and over a period of time provides a usable measure of liquidity.

Index Weightings

Initial Weightings

As of the date of this pricing supplement, the Index components have the initial weightings indicated in the chart on page 9. The initial weightings may be amended from time to time, as described below.

The weighting process for the Index is designed to reflect the economic significance and market liquidity of each commodity. The Index Sponsors use a two-step approach to determining target weights of the futures contracts in the Index. First, the Index Sponsors use regional Consumer Price Indexes (CPI), Producer Price Indexes (PPI) and Gross Domestic Product (GDP) data to produce the Economic Weight (EW) of each of the five sectors of the Index — the five sectors of the Index are currently agriculture, livestock, energy, precious metals and industrial metals. Second, the market value of the amount of each commodity that is consumed is used to calculate the individual instrument weight of each commodity, based on such market value as a percentage of the total market value of the consumption of all commodities included in the relevant sector.

Changes in the Weights and/or Index Composition

As noted above, the CMCI Governance Committee (in consultation with the CMCI Advisory Committee) reviews the selection and weightings of the futures contracts in the Index bi-annually, in November and May, or at any special meeting called by the CMCI Advisory Committee. Thus, weights are potentially reassigned whenever a regular or special meeting of the CMCI Governance Committee is held, subject to ratification by the Index Sponsors.

If any event or series of events takes place that is reasonably likely to have an adverse effect on the maintenance of the Index, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, has the ability to change the Target Weights at times other than bi-annual Governance Committee meetings if it determines that such action is necessary or advisable in order to protect or enhance the tradability of the Index. Such “extraordinary circumstances” may include (but are not limited to):

♦	declining or rising trading volumes, instrument delisting or creation,
♦	critical changes in commodity supply and demand patterns, or global economic patterns affecting the supply or demand,
♦	changes in foreign exchange laws,
♦	general macroeconomic or political events,, or
♦	in general, all types of legal and tax rulings or decisions presenting a material increase in costs or compliance burden to the Index investors and/or members of the CMCI Governance Committee.

In some special situations likely to affect the Index adversely and reflect negatively on investors and/or members of the CMCI Governance Committee, the CMCI Governance Committee can also declare “force majeure” and can change any parameter of the Index with immediate effect. The Index Sponsors also reserve the right to alter the procedures and methodology related to selecting the underlying futures contracts.

Continuous Rolling of Contracts

The Index represents a weighted average of all available CMCI constant maturities (ranging from three months to three years). The distribution of weightings to available tenors (time to maturity) is a function of relative liquidity of the underlying futures contracts. As with most asset classes, the liquidity of commodity futures contracts tends to reduce as time to maturity increases. Therefore, the continuous rolling (constant maturity) of the Index limits the dilution of liquidity of the underlying commodity futures contracts. In this way, the Index reflects the most liquid contracts.

Rebalancing of the Index Components

Because of price movements, the weight of each component in the Index will move away from its target weight over time. The weight of each Index component is therefore rebalanced over the final three Business Days of each month in order to bring each underlying commodity back to its target weight. The process is automatic and is implemented via a pre-defined algorithm.

In addition, twice annually in January and July there is a maintenance period at which time the target weights themselves are adjusted according to decisions of the CMCI Governance Committee as ratified by the Index Sponsors.

Market Disruption

As noted above, the CMCI Advisory Committee will request extraordinary meetings with the CMCI Governance Committee in the event of actual or potential “market emergency” or “force majeure” events (as discussed below), or any other situations the CMCI Advisory Committee deems, in its own discretion, to require an extraordinary meeting. The purpose of such meetings will be for the CMCI Governance Committee to determine what, if any, changes should be made to the Index.

Market Emergency and Force Majeure

In some extraordinary circumstances, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem an event a “market emergency and force majeure” event. Such extraordinary circumstances include:

♦	currency control mechanisms,
♦	a tax related announcement,

♦	a scientific announcement,
♦	an official or state announcement likely to affect commodities markets,
♦	any climate and weather related emergencies,
♦	a war,
♦	a terrorist event,
♦	any other event which would make the calculation of the Index impossible or infeasible, technically or otherwise, or that makes the Index non-representative of market prices or undermines the objectives of the Index, and
♦	any situation creating an unfair advantage or disadvantage for any individual or group of market participants or the Index Sponsors.

Whenever a “market emergency and force majeure” event has been identified, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can take any action it deems appropriate, such as, but not limited to:

♦	the replacement of a daily component nearby price when there is an obvious and manifest error in the officially settled price or when market abuse is likely to have taken place,
♦	the temporary or permanent removal of a commodity from the Index,
♦	the immediate change of an Index parameter,
♦	the suspension of the calculation of the Index, a sub Index, a constant maturity series, or a currency series, or
♦	in general, any action necessary to preserve the reputation of the Index as a fair and tradable benchmark.

Adjustments for “Market Disruption Event Day”

When an exchange fails to publish a settlement price for a contract involved in the roll, the Index Business Day is deemed a “market disruption event day.” The components involved are not rolled on that day. For those contracts or components, the roll periods remain identical to the value they had on the Index Business Day immediately preceding the “market disruption event day” in such a way that the roll period is extended for as long as no settlement price is made available by the affected exchange. If, after a period of five standard Business Days, no settlement price has been made available by the exchange, the Index Sponsors will determine, in good faith, bearing in mind both the interests of investors and market participants, the one or more exchange settlement prices necessary for the rolling of the component and the calculation of the Index.

Adjustments for “FX Market Disruption Event Day”

In the event of a referenced price source failing to publish a valid fixing rate for a referenced currency exchange rate, the Index Business Day is deemed an “FX market disruption event day.” If no fixing price has been made available by the defaulting price source, the one or more foreign exchange currency rate fixing prices necessary for the calculation of the Index will be obtained by the Index Sponsors from commercially reasonable sources in the market, or determined in good faith, bearing in mind both the interest of investors and market participants, and with an aim to maintain and reinforce the position of the Index as a leading tradable commodity investment benchmark. A commercially reasonable method would be for example, but is not limited to, the averaging of three foreign exchange broker-dealer quotes at the approximate time when the fixing would have been determined by the price source. In the event of the rate source becoming permanently deficient, the CMCI Governance Committee, in consultation with the CMCI Advisory Committee, can deem the event a “force majeure” event and decide to replace it by a new source with immediate effect.

Calculation of the Index

The Index is calculated and disseminated by UBS approximately every fifteen seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and a daily Index level is published between 4:00 p.m. and 6:00 p.m., New York City time, on each Trading Day. The Index information is available from Bloomberg on pages CUBS<GO>, CMCN<GO> or CMCX<GO> and from Reuters on page UBSCMCI. The Index information is also available on the Bloomberg website: http://www.bloomberg.com (Select “COMMODITIES” from the drop-down menu entitled “Market Data”). For further information on the Index, investors can go to http://www.ubs.com/cmci. Index values can also be found at http://www.ubs.com/keyinves.

Disclaimer

THE INDEX SPONSORS DO NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL NOT HAVE ANY LIABILITY FOR ANY DATA INCLUDED THEREIN OR FOR ANY ERRORS, OR OMISSIONS OR INTERRUPTIONS IN THE CALCULATION AND/OR DISSEMINATION OF THE INDEX. THE INDEX SPONSORS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ROS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN OR FROM ANY OTHER USE (WHETHER DIRECTLY OR VIA ANY PRODUCT REFERENCED THERETO). THE INDEX SPONSORS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND TO THE EXTENT PERMITTED BY LAW HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE EXTENT PERMITTED BY LAW, THE INDEX SPONSORS DISCLAIM ANY LIABILITY FOR ANY PUNITIVE, INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Commodity Futures Market

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearinghouses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearinghouse or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearinghouse and a brokerage firm which is a member of the clearinghouse. The clearinghouse guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.

Historical Closing Levels of the Index

The following table sets forth the quarterly high and low closing levels for the Index, based on daily closing levels, as reported by Bloomberg. The closing level of the Index on October 15, 2010 was 1157.004. Past performance of the Index is not indicative of the future performance of the Index.

All historical data contained in the following table and graph that relate to the period prior to January 29, 2007 was derived by applying the Index’s calculation methodology to the historical prices of the commodity futures contracts comprising the Index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	1004.68	930.25	996.42
4/3/2006	6/30/2006	1150.93	998.41	1082.93
7/3/2006	9/29/2006	1125.51	995.71	1018.03
10/2/2006	12/29/2006	1102.20	995.00	1054.75
1/3/2007	3/30/2007	1092.36	986.00	1090.50
4/2/2007	6/29/2007	1145.70	1088.87	1121.33
7/2/2007	9/28/2007	1186.11	1067.97	1181.42
10/1/2007	12/31/2007	1245.24	1149.51	1236.33
1/2/2008	3/31/2008	1475.95	1218.79	1377.51
4/1/2008	6/30/2008	1607.12	1368.82	1601.43
7/1/2008	9/30/2008	1634.13	1216.30	1218.23
10/1/2008	12/31/2008	1207.67	746.52	821.51
1/2/2009	3/31/2009	876.24	734.24	811.56
4/1/2009	6/30/2009	990.18	804.53	929.26
7/1/2009	9/30/2009	1014.70	863.86	975.86
10/1/2009	12/31/2009	1088.58	949.30	1087.24
1/4/2010	3/31/2010	1127.66	982.24	1047.43
4/1/2010	6/30/2010	1092.06	945.10	976.10
7/1/2010	9/30/2010	1118.67	963.74	1118.67
10/1/2010*	10/15/2010*	1169.04	1113.48	1157.004
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through October 15, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

The graph below illustrates the performance of the Index from January 29, 1999 through October 15, 2010, based on information from Bloomberg. The dotted line represents the Trigger Level of 809.903, which is equal to 70% of the closing level on October 15, 2010. Past performance of the Index is not indicative of the future performance of the Index.

Hypothetical Examples and Return Table of the ROS at Maturity

The examples and table below illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the ROS, with the following assumptions:

Investment Term:	3 years
Index Starting Level:	1157.00
Trigger Level:	809.90 (70% of Index Starting Level)
Maximum Gain:	27%
Range of Index Performance:*	50% to -50%
Observation Period:	Final Valuation Date
*	The Index Return range is provided for illustrative purposes only. The actual Index Return may be below -50% and you therefore may lose up to 100% of your investment in the ROS.

Index Ending Level	Index Return	Payment at Maturity	Securities Total Return at Maturity
1735.50	50.00%	$12.70	27.00%
1677.65	45.00%	$12.70	27.00%
1619.80	40.00%	$12.70	27.00%
1561.95	35.00%	$12.70	27.00%
1504.10	30.00%	$12.70	27.00%
1446.25	25.00%	$12.70	27.00%
1388.40	20.00%	$12.70	27.00%
1365.26	18.00%	$12.70	27.00%
1330.55	15.00%	$12.25	22.50%
1214.85	5.00%	$10.75	7.50%
1157.00	0.00%	$10.00	0.00%
1099.15	-5.00%	$10.00	0.00%
983.45	-15.00%	$10.00	0.00%
925.60	-20.00%	$10.00	0.00%
867.75	-25.00%	$10.00	0.00%
809.90	-30.00%	$10.00	0.00%
752.05	-35.00%	$6.50	-35.00%
694.20	-40.00%	$6.00	-40.00%
636.35	-45.00%	$5.50	-45.00%
578.50	-50.00%	$5.00	-50.00%

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 1.5× the Index Return, or a 7.50% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows:

$10.00 + ($10.00 × 1.5 × 5%) = $10.00 + $0.75 = $10.75

Example 2 — On the Final Valuation Date, the Index closes 50% above the Index Starting Level. Since 1.5x the Index Return of 50% is more than the Maximum Gain of 27%, you will receive the Maximum Gain of 27%, and the payment at maturity is equal to $12.70 per $10.00 principal amount of ROS.

Example 3 — On the Final Valuation Date, the Index closes 15% below the Index Starting Level. Since the Index Return is -15%, which is above the Trigger Level of 70%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS.

Example 4 — On the Final Valuation Date, the Index closes 40% below the Index Starting Level. Since the Index Return is -40%, which is below the Trigger Level of 70%, the payment at maturity per $10.00 principal amount of ROS is as follows:

$10.00 + ($10.00 × -40%) = $6.00

Accordingly, if the Index closes below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your principal.

What Are the Tax Consequences of the ROS?

The following is a general description of certain United States federal tax considerations relating to the ROS. It does not purport to be a complete analysis of all tax considerations relating to the ROS. Prospective purchasers of the ROS should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the ROS and receiving payments of principal and/or other amounts under the ROS. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the ROS CP product supplement. This discussion applies to you only if you are the original investor in the ROS and you hold your ROS as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns ROS as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a ROS and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the ROS, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ROS should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ROS.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE ROS SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE ROS ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR ROS DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN THE ROS.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your ROS as a pre-paid derivative contract with respect to the Index and the terms of the ROS require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the ROS for all tax purposes in accordance with such characterization. If the ROS are so treated, you should generally not accrue any income with respect to the ROS during the term of the ROS and you should generally recognize capital gain or loss upon the sale, exchange or maturity of your ROS in an amount equal to the difference between the amount realized at such time and your tax basis in the ROS. In general, your tax basis in your ROS will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the Internal Revenue Service could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

It is possible that the ROS could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If the ROS are so treated, you would be required to accrue interest income over the term of your ROS based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ROS. You would recognize gain or loss upon the sale or maturity of your ROS in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ROS. In general, your adjusted basis in your ROS would be equal to the amount you paid for your ROS, increased by the amount of interest you previously accrued with respect to your ROS. Any gain you recognize upon the sale, redemption or maturity of your ROS would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ROS, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the Internal Revenue Service could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your ROS or a portion of your ROS. If Section 1256 were to apply to your ROS, gain or loss recognized with respect to your ROS or the relevant portion of your ROS) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ROS. You would also be required to mark your ROS (or a portion of your ROS) to market at the end of each year (i.e.,recognize gain or loss as if the ROS or the relevant portion of the ROS had been sold for fair market value).

The Internal Revenue Service could also possibly assert that (i) you should be treated as owning the components of the Index, (ii) you should be required to recognize taxable gain upon a rollover or rebalancing, if any, of the components of the Index, (iii) any gain or loss that you recognize upon the exchange or maturity of the ROS should be treated as ordinary gain or loss, (iv) you should be required to accrue interest income over the term of your ROS or (v) you should be required to include in ordinary income an amount equal to any increase in the Index that is attributable to ordinary income that is realized in respect of the Index Commodities. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your ROS for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the ROS or a sale of the ROS should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the ROS or a sale of the ROS to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the ROS.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on a ROS within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of a ROS effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a ROS effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a ROS that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of a ROS effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,

♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Recent Legislation.  Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the ROS, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the ROS.

Non-United States Holders.  If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your ROS but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your ROS unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a ROS or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents”, and the Agents have agreed to purchase, all of the ROS at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the ROS.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell the ROS in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.